Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
January 4, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	Navios Maritime Acquisition Corporation Form 20-F for the Fiscal Year Ended December 31, 2009 Filed on January 29, 2010 File Number 1-33311 Response Letter Filed December 17, 2010
Ladies and Gentlemen:
     On behalf of Navios Maritime Acquisition Corporation (the “Company”), we hereby respond to comments of the Securities and Exchange Commission (the “Commission”) provided by a letter dated December 23, 2010 (the “Comment Letter”) from the staff at the Commission (the “Staff”) with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2009, as initially filed with the Commission on January 29, 2010. The Company’s responses are numbered to correspond to the comments as set forth in the Comment Letter, which, for convenience, we have incorporated into this response.
General
1. We note your response to prior comment 1 in your December 17, 2010 letter. Please provide the requested disclosure in your Form F-3 filed on December 1, 2010.
Response: The Company acknowledges the Staff’s comment and will make the requested disclosure in the Form F-3 once the comments in this letter are cleared.
2. We note your response to prior comment 2 regarding the fact that 2010 revenues from port calls in Iran were de minimus. Please tell us supplementally the amount of revenues from Iran during 2010 and any amounts paid to Iranian authorities for port charges.
Response: During 2010, the amount of Company revenues for all vessels that had port calls in Iran (approximately 20 days of port calls) was approximately $0.8 million. During 2010, the Company did not make any payments to Iranian authorities for port charges.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 4, 2011

3. We note your response to prior comment 4 regarding activities of COSCO, Unipec and Z. Zhenrong related to countries identified by the U.S. as state sponsors of terrorism. As requested, please discuss the potential for reputational harm from your charter of vessels to DOSCO, a major customer which is a subsidiary of a company reported to have operations associated with each of the countries identified by the U.S. as state sponsors of terrorism; and the charter of one of your vessels to Unipec and Z. Zhenrong, companies reported to have sold refined petroleum products to Iran.
Response: Management of the Company does not believe that it is exposed to reputational harm in view of the fact that the activities of COSCO, Unipec and Z. Zhenrong related to countries identified by the United States as state sponsors of terrorism involving vessels that have been chartered from the Company: (i) are activities that are permitted under all applicable laws; (ii) are activities that do not constitute sanctionable activity under the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (CISADA); and (iii) because the Company’s revenue derived from such activity is de minimis. The Company’s vessels chartered to the entities in question are not suitable for the transportation of refined petroleum products, and neither Unipec nor Z. Zhenrong have been designated as sanction targets by the United States for any of their activities involving Iran or other countries that the United States has designated as state sponsors of terrorism. In addition, the Company believes its exposure to reputational harm is further reduced because of its internal policies with respect to such countries, and in light of the steps that the Company has taken to ensure that its vessels engage in lawful trade and in trade that does not constitute sanctionable activity, and that it is otherwise at the leading edge in terms of compliance. As it relates to Iran, the provisions in the Company’s new charter parties/contracts for its vessels contain exclusions which prohibit the use of the Company’s vessels in voyages to and from Iran.
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     The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (212) 692-6731 with any comments or questions and please send a copy of any written comments to this response to:
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 4, 2011

Very truly yours,
/s/ Todd E. Mason
Todd E. Mason

cc:    Securities and Exchange Commission (Cecilia Blye, Chief, Office of Global Security Risk)